General Reporting Rules 2018-E

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549:

FORM 12b-25	SEC FILE NUMBER: 333-126654

NOTIFICATION OF LATE FILING	CUSIP NUMBER: 09068B204

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:        December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

BIRCH BRANCH, INC.
Full Name of Registrant

Former Name if Applicable:

Henan Shuncheng Group Coal Coke Co., Ltd.

Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection,

Anyang County, Henan Province, China 455141

(Address of Principal Executive Office)

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach extra sheets if needed):

The Company has entered into a merger agreement under which it will merge with and into a privately-held company incorporated in Nevada. The merger will become effective on April 8, 2013, which will immediately suspend the reporting obligation of the Company.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person in regard to this notification

David W. Sass, Esq.	(212) 448-1100
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Birch Branch, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 26, 2013

/s/ Feng Wang
Name:	Feng Wang
Title:	CEO

EXHIBIT A

The Company’s revenues for the year ended December 31, 2012 were $ 405,464,735, compared to the revenues of $ 389,174,750 for the year ended December 31, 2011.

The net loss for the year ended December 31, 2012 were $ 33,092,652, as compared to a loss of $ 32,117,864 for the year ended December 31, 2011.